Melissa K. Caen Assistant Secretary	30 Ivan Allen Jr. Blvd Atlanta, GA 30308 404.506.5000

October 5, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attn:	Ms. Mara L. Ransom
Assistant Director

Re:	Mississippi Power Company
Registration Statement on Form S-3 (“Registration Statement”)
Filed August 24, 2012
File No. 333-183528

Dear Ms. Ransom:

The following is the response of Mississippi Power Company (the “Company”) to the comments on the Registration Statement, transmitted in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) dated September 18, 2012.  We are submitting this letter on behalf of the Company, and the terms “we,” “us” and “our” in the following response refer to the Company.  As applicable, the Company will revise the Registration Statement to reflect these responses to the Staff’s comments.

Capitalized terms used herein but not otherwise defined have the meaning set forth in the Registration Statement.

Legal Matters, page 20

SEC COMMENT:

1.   We note Annex II to Exhibit 5.1 is addressed to Troutman Sanders LLP and the last paragraph of Annex II which states that “[t]his opinion is furnished for your benefit in connection with your rendering an opinion to the Company to be filed as Exhibit 5.1...” Please revise your disclosure in this section to clarify that Balch & Bingham LLP is not providing a legality opinion to investors on behalf of the company.

Securities and Exchange Commission
October 5, 2012

COMPANY RESPONSE:

The Company will amend the Registration Statement to reflect that Balch & Bingham LLP is providing a legality opinion to investors on behalf of the Company as to the validity of the new Stock and the Depositary Shares and that Troutman Sanders LLP is providing a legality opinion to investors on behalf of the Company as to the validity of the Senior Notes and the Junior Subordinated Notes.

The Company will revise the section titled “Legal Matters” by deleting the first sentence of the section in its entirety and replacing it with the following:

“The validity of the new Stock and the Depositary Shares and certain matters relating to such securities will be passed upon on behalf of the Company by Balch & Bingham LLP, Gulfport, Mississippi, and the validity of the Senior Notes and the Junior Subordinated Notes and certain matters relating to such securities will be passed upon on behalf of the Company by Troutman Sanders LLP, Atlanta, Georgia.”

The Company will amend the Registration Statement to file (i)  a legal opinion of Balch & Bingham LLP issued to the Company that addresses the legality of the new Stock and the Depositary Shares as Exhibit 5.1 and (ii)  a legal opinion of Troutman Sanders LLP issued to the Company that addresses the legality of the Senior Notes and the Junior Subordinated Notes as Exhibit 5.2  and includes as annexes (a) an opinion of Hunton & Williams LLP that addresses the legality of the same and is limited to the laws of the State of New York and (b) an opinion of Balch & Bingham LLP that addresses the legality of the same and is limited to the laws of the State of Mississippi and, to the extent set forth in such opinion, the laws of the State of New York.

Exhibit 5.1

SEC COMMENT:

2.   Please confirm you will file an updated and appropriately unqualified legal opinion, including all relevant annexes, of counsel with respect to the legality of the securities being offered for each sale of securities registered in this filing. Please see Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations located at www.sec.gov.

COMPANY RESPONSE:

The Company confirms that it will file an updated and appropriately unqualified legal opinion, including all relevant annexes, of counsel with respect to the legality of the securities being offered for each sale of securities registered in the Registration Statement.

Securities and Exchange Commission
October 5, 2012

SEC COMMENT:

3.  We note the third paragraph on page 2 of the Troutman Sanders’ opinion which states “the Depositary Receipts will be legally issued and will entitle the holders to the rights in respect of the Depositary Shares and the Preferred Stock represented thereby specified in such Depositary Receipts and the Deposit Agreement.” Please revise this opinion and the Balch & Bingham LLP opinion to state that the Depositary Shares will be legally issued and will entitle their holders to the rights specified in the Depositary Receipts and the Deposit Agreement, as you are registering the Depositary Shares. Please see Section II.B.1.d of Staff Legal Bulletin No. 19.

COMPANY RESPONSE:

The Company will amend the Registration Statement as set forth in the Company’s response to SEC comment one above.  The legal opinion of Balch & Bingham LLP, to be filed as Exhibit 5.1, will be revised to state that the Depositary Shares will be legally issued and will entitle their holders to the rights specified in the Depositary Receipts and the Deposit Agreement.  Troutman Sanders LLP’s amended legal opinion, to be filed as Exhibit 5.2, will not address the new Stock or the Depositary Shares.

SEC COMMENT:

4.  Please revise the fourth paragraph on page 2 of the Balch & Bingham LLP opinion to state that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation with respect to the Senior Notes and the Junior Subordinated Notes. Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

COMPANY RESPONSE:

The Company will amend the Registration Statement as set forth in the Company’s response to SEC comment one above.  The legal opinion of Troutman Sanders LLP, to be filed as Exhibit 5.2, and the legal opinion of Balch & Bingham LLP, to be filed as an annex to the legal opinion of Troutman Sanders LLP, will be revised to state, among other things, that (1) the Company is validly existing and has due corporate power to create the obligations arising pursuant to the Senior Notes and the Junior Subordinated Notes and (2) with respect to any series of Senior Notes or Junior Subordinated Notes offered by the Company under the Registration Statement, when the Board of Directors of the Company or a duly authorized committee thereof has adopted appropriate resolutions to approve the issuance, sale and terms of such series of Senior Notes or Junior Subordinated Notes and related matters in accordance with the laws of the State of Mississippi and the Company’s Articles of Incorporation and Bylaws, such Senior Notes or Junior Subordinated Notes will have been duly authorized by all necessary corporate action on the part of the Company.

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Securities and Exchange Commission
October 5, 2012

In connection with the above response to the Commission’s comments, the Company hereby acknowledges that:

·	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the Registration Statement.  We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

Please direct any further questions or comments you may have regarding these filings to the undersigned at (404) 506-0684 or to Opal Shorter at (404) 506-0813.

Very truly yours,

                                                            /s/Melissa K. Caen

Melissa K. Caen